EX. 99.28(h)(1)(vi)

Amendment to

Amended and Restated Administration Agreement

Between JNL Investors Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company ("Administrator"), and JNL Investors Series Trust, a Massachusetts business trust ("Trust").

             Whereas, the Trust and the Administrator entered into an Amended and Restated Administration Agreement effective as of the 28th day of February, 2012, as amended June 15, 2012, May 30, 2013, September 5, 2013 and September 16, 2013 ("Agreement"), whereby the Administrator agreed to perform certain administrative services to several separate series of shares (each a "Fund") of the Trust, as listed on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 15. "Term of Agreement".

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 15. "Term of Agreement" in its entirety, and replace it with the following:

15.  Term of Agreement

This Agreement will become effective as to the Trust upon execution or, if later, the date that initial capital for the Trust is first provided to it and, unless sooner terminated as provided herein, will continue in full force and effect for two years from the date of its execution. With regard to any Funds added to the Trust by execution of an Addendum to Schedule A, the term of this Agreement shall begin on the date of such execution.  Thereafter, if not terminated as to a Fund, this Agreement will continue as to each Fund from year to year through September 30th of each successive year, provided that such continuation is specifically approved at least annually (i) by the Trustees by vote cast in person at a meeting called for the purpose of voting on such renewal, or by the vote of a majority of the outstanding voting securities (as defined by the Act) of such Fund with respect to which renewal is to be effected, and (ii) by a majority of the non-interested Trustees by a vote cast in person at a meeting called for the purpose of voting on such renewal.  Any approval of this Agreement or the renewal thereof with respect to a Fund by the vote of a majority of the outstanding voting securities of that Fund, or by the Trustees which shall include a majority of the non-interested Trustees, shall be effective to continue this Agreement with respect to that Fund notwithstanding (a) that this Agreement or the renewal thereof has not been so approved as to any other Fund, or (b) that this Agreement or the renewal thereof has not been so approved by the vote of a majority of the outstanding voting securities of the Trust as a whole.  However, the addition or deletion of a Fund reflecting changes that have been formally approved by resolution by the Board of Trustees will not require approval of an amendment to this Agreement by the Board of Trustees.

In Witness Whereof, the Administrator and the Trust have caused this Amendment to be executed as of this 6th day of June 2014, effective June 4, 2014.

JNL Investors Series Trust	Jackson National Asset Management, LLC

By: /s/ Kristen K. Leeman	By: /s/ Mark D. Nerud
Name: Kristen K. Leeman	Name: Mark D. Nerud
Title: Assistant Secretary	Title: President and CEO